ALDER BIOPHARMACEUTICALS, INC.

11804 North Creek Parkway South

Bothell, WA 98011

May 5, 2014

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Scot	Foley

RE:	Alder BioPharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-194672

Ladies and Gentlemen:

Alder BioPharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on May 7, 2014, at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Alder BioPharmaceuticals, Inc.

/s/ Randall C. Schatzman
Randall C. Schatzman
President and Chief Executive Officer